Mass Megawatts Wind Power, Inc.
                               95 Prescott Street
                               Worcester, MA 01605

June 6, 2008


Ramin Olson
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Mass Megawatts Wind Power, Inc. Answers to Comments of the Letter on May 13,2008 regarding Revised Preliminary Information Statement on Schedule 14C File No. 0-32465


Dear Mr. Olson,


    In your comment letter dated May 30,2008 , there were three comments and we are enclosing the following responses.

Comment Number One:

"We note your response to comment 1 in our letter dated April 28,2008. You have disclosed that Jonathan Ricker is one of the stockholders who approved the proposed amendment to the articles of organization. Please tell us who the other consenting stockholders are and how many stockholders you contacted to seek approval of the proposal, in addition to the respective percentage of stock they own."


Response to Comment Number One:

   Related to the third paragraph of the "Information Statement of Mass Megawatts Wind Power, Inc." and also related to the similar worded third paragraph of the "Notice of Special Meeting", we eliminated the third paragraph that states the following;

     Our Board of Directors has unanimously approved, and individual investors including Jonathan Ricker, our Chairman and Chief Executive Officer, who together own 2,503,694 shares (50.3%) of the 4,976,992 shares of Common Stock outstanding as of April 3,2008 and the date of this Information Statement, have consented in writing to, the Action to increase the authorized shares. The other individual investors are not officers or directors of the Company. Only Jonathan Ricker is an officer or director of the investors who signed the majority consent. Such approval and consent are sufficient under Massachusetts General Corporation Law and our By-Laws to approve the Action without the need for proxies to be solicited from our Stockholders. Our Board of Directors does not intend to solicit any proxies or consents in connection with the foregoing Action. Accordingly, the Action will not be submitted to our other shareholders for a vote and this Information Statement is being furnished to shareholders solely to provide them with certain information concerning the Action in accordance with the requirements of Massachusetts law and the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including particularly Regulation 14C.

        We replaced the eliminated third paragraph in both sections of the amendment with the following paragraph;

      Our Board of Directors has unanimously approved, and individual investors including Jonathan Ricker, our Chairman and Chief Executive Officer, who together own 2,567,338 shares (51.58%) of the 4,976,992 shares of Common Stock outstanding as of April 3,2008 and the date of this Information Statement, have consented in writing to, the Action to increase the authorized shares. The other individual investors are not officers or directors of the Company. Only Jonathan Ricker is an officer or director of the investors who signed the majority consent. The total number of investors who signed the majority consent were five individuals including Jonathan Ricker. The individuals, other than Jonathan Ricker with 1,701,820 shares (slightly more than 34.1% of the shares), were T. Weisz of Florida with 455,858 shares (9.1 % of the shares), J. Weisz of Pennsylvania with 288,000 shares (slightly more than 5.7% of the shares), M. Abasciano of Massachusetts with 105,375 shares (slightly more than 2.1 % of the shares), and J. Barrett of Massachusetts with 17,105 shares (0.03 % of the shares. Everyone who was asked to sign the majority consent signed onto the majority consent and believed that Mass Megawatts should have at least 2 million authorized and unissued shares available for future issuance. Such approval and consent are sufficient under Massachusetts General Corporation Law and our By-Laws to approve the Action without the need for proxies to be solicited from our Stockholders. Our Board of Directors does not intend to solicit any proxies or consents in connection with the foregoing Action. Accordingly, the Action will not be submitted to our other shareholders for a vote and this Information Statement is being furnished to shareholders solely to provide them with certain information concerning the Action in accordance with the requirements of Massachusetts law and the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including particularly Regulation 14C.


Comment Number Two:

"We note your response to comment 2 in our letter dated April 28,2008. Your response appears to indicate that you have no present plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose. Please disclose that you have no present plans to issue any of the newly authorized shares for any purpose, including financings and /or future acquisitions."

Response to Comment Number Two:

    In the Section, "Authorization of Additional Shares of Common Stock", located toward the end of the document, we added the following paragraph after the first paragraph.

There are no present plans to issue any of the newly authorized shares for any purpose, including financing related activity and/or future acquisitions with the exception of raising some funds from time to time through the issuance of common stock in order to maintain sufficient working capital needed to continue the operations of the Company until sufficient sales can produce the cash for the Company's maintenance and growth.


Comment Number Three:

"Your revised disclosure states, that to the extent that additional authorized shares are issued in the future, they may decrease the existing shareholders' percentage equity ownership and, depending on price at which they are issued, could be dilutive to the existing stockholders." Please revise to further explain this statement, providing examples if necessary. It appears that a future issuance of shares, unless issued pro-rata to existing shareholders, would be dilutive to certain shareholders regardless of the price at which the shares were issued."


Response to Comment number three:

    In the Section, "Authorization of Additional Shares of Common Stock", located toward the end of the document, we eliminated the following paragraph after the first paragraph.

The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, the Board will have the authority to issue authorized common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional authorized shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

We replaced it with the following paragraph in the Section, "Authorization of Additional Shares of Common Stock".

The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, the Board will have the authority to issue authorized common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional authorized shares are issued in the future, each new issuance will decrease the existing stockholders' percentage equity ownership and would be dilutive to the existing stockholders unless the issuance is on a pro rata basis to existing shareholders. The Company does not have current plans to issue shares that would not be dilutive on a pro rata basis to the existing shareholders. Examples of a pro rata basis issuance are stock dividends or stock splits.


Other correspondence

In addition to the answers to the three comments mentioned in this letter, we have changed the date of the meeting of the stockholders to Thursday July 10, 2008 at 9 AM from the previous date of Thursday, June 26,2008 at 9 AM.

Mass Megawatts Wind Power Inc., is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Mass Megawatts Wind Power may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States of America.

/S/ Jonathan Ricker                    Date: June 6,2008
Chairman and President